Exhibit 99.1

FOR IMMEDIATE RELEASE

Initial Patients Treated in Multinational Phase 2/3 Study of ChemGenex’s Ceflatonin®

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (September 20, 2006). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) announced today that it has begun treating patients in its multi-national phase 2/3 study evaluating the use of Ceflatonin® (homoharringtonine, HHT) in patients with chronic, accelerated and blast-phase chronic myeloid leukemia (CML) who have the T315I bcr-abl point mutation. That mutation is associated with resistance to Gleevec® and other tyrosine kinase inhibitor therapeutics recently approved or known to be in development, and it is increasing in prevalence among patients with CML.

As previously announced, the study is being conducted in both the United States and Europe and is projected to enroll up to 81 patients by mid-2007, with individuals possessing the T315I bcr-abl mutation identified in partnership with Molecular MD. The primary endpoint for the trial will be hematologic response rate, and the secondary endpoint will be cytogenetic response rate.

“We are very pleased to begin treating patients in this key trial of Ceflatonin® and anticipate completing enrolment in this trial in mid-2007,” said Greg Collier, Ph.D., Chief Executive Officer and Managing Director of ChemGenex. “If this study is successful, we could file for initial U.S. approval of Ceflatonin® in this drug resistant population around the end of 2007. Additional phase 2 trials of Ceflatonin® are also underway, aimed at showing Ceflatonin’s® utility in combination with Gleevec®, for the treatment of residual disease and to prolong Gleevec® sensitivity.”

About Ceflatonin

Ceflatonin (HHT) is a potent inducer of apoptosis (programmed cell death) in myeloid cells and inhibits angiogenesis (blood vessel formation). In Phase 2 studies, Ceflatonin has demonstrated clinical activity in patients with CML, both as a single agent and in combination with other chemotherapeutic drugs. ChemGenex is developing Ceflatonin for the treatment of CML, myelodysplastic syndrome (MDS) and acute myeloid leukemia (AML).

Because Ceflatonin has a different mechanism of action than tyrosine kinase inhibitors, clinical studies are being planned to determine if 1) Ceflatonin will be useful in treatment of CML patients who have developed resistance to TKI therapy due to development of the T315I bcr-abl point mutation; 2) to assess activity of Ceflatonin in CML patients who have failed TKI’s; and 3) to assess if combination therapy with Ceflatonin, TKI’s and other agents will increase the cytogenetic and molecular response rates in CML patients.

Ceflatonin is not approved by the FDA as a treatment in any indication and is currently being evaluated in clinical trials for efficacy and safety for future regulatory applications.

Ceflatonin® is a registered trade-mark of ChemGenex Pharmaceuticals Limited.

Initial Patients Treated in Multinational Phase 2/3 Study of ChemGenex’s Ceflatonin®

Gleevec® is a registered trade-mark of Novartis AG.

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate,” ‘project,” “intend,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304